EXHIBIT 99.1

Brookfield Board of Directors Unanimously Approves the Distribution of 25% Interest in its Asset Management Business

Shareholders to Vote at a Special Meeting to be held on November 9, 2022

BROOKFIELD, NEWS, Sept. 23, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) (“Brookfield”) today announced that its Board of Directors has unanimously approved the transaction for the public listing and distribution of a 25% interest in its asset management business, through Brookfield Asset Management Ltd. (the “Manager”). Pursuant to this approval, Brookfield has entered into an arrangement agreement (the “Arrangement Agreement”) in connection with the implementation of the transaction.

The transaction will result in the division of Brookfield into two publicly traded companies – the Corporation (Brookfield Asset Management Inc. will be renamed “Brookfield Corporation”) and the Manager – with the holders of Brookfield’s class A limited voting shares (“Class A Shares”), class B limited voting shares and Series 8 and 9 class A preference shares (collectively, "Shareholders”) becoming shareholders of the Manager on completion (the “Arrangement”). The transaction will enable Shareholders to access a leading pure-play global alternative asset management business, through the Manager. Brookfield Corporation will continue focusing on deploying capital across its operating businesses, growing its cash flows and compounding that capital over the long term.

A special meeting of Shareholders has been called for November 9, 2022 (the “Meeting”) and Shareholders of record as of the close of business on October 3, 2022 will be entitled to vote at the Meeting. The Board of Directors of Brookfield unanimously recommends that Shareholders vote in favor of the resolution approving the Arrangement, as well as the related matters to be approved at the Meeting.

A copy of the Arrangement Agreement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Key Highlights

Following completion of the Arrangement and related transactions:

  Brookfield Corporation and the Manager will respectively own 75% and 25% of our asset management business;
  the Class A Shares of the Corporation are expected to trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the new ticker symbol “BN”;
  the Manager’s class A limited voting shares (“Manager Class A Shares”) are expected to trade on the NYSE and TSX under the ticker symbol “BAM”;
  the Arrangement will generally occur on a tax-deferred basis for Brookfield Corporation and shareholders resident in Canada and U.S.;
  each holder of Class A Shares will receive 1 Manager Class A Share for every 4 Class A Shares held;
  each holder of Series 8 and 9 class A preference shares will receive a fraction of a Manager Class A Share and a new Brookfield Corporation class A preference share for every Series 8 or 9 preference share held; and
  Brookfield Corporation, the Manager and certain of their affiliates will enter into agreements designed to enable them to preserve mutual benefits and competitive advantages.

Approvals

The Arrangement is subject to the satisfaction of certain conditions, including Shareholder approval at the Meeting, approval of the Ontario Superior Court of Justice, NYSE and TSX listing approvals, and other customary regulatory approvals. Brookfield intends to apply to obtain an interim order from the Ontario Superior Court of Justice on September 28, 2022, and thereafter hold the Meeting on November 9, 2022, to approve the Arrangement and related matters. The Management Information Circular in connection with the Meeting will be finalized and mailed shortly and will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Brookfield
Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

For more information, please visit our website at www.brookfield.com or contact:

Kerrie McHugh Communications & Media Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Brookfield’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Brookfield’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Brookfield can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

This press release contains forward-looking statements concerning Brookfield’s beliefs on certain benefits of the Arrangement and the anticipated tax treatment of the proposed transaction for Brookfield and its shareholders resident in Canada and the United States.

Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the potential for significant tax liability for a violation of the tax-deferred spinoff rules; the potential benefits of the Arrangement; and business cycles, including general economic conditions.

Certain risks and uncertainties specific to the proposed Arrangement, Brookfield, and the Manager, will be further described in the management information circular to be mailed to Shareholders in advance of the Meeting. Other factors, risks and uncertainties not presently known to Brookfield or that Brookfield currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Brookfield disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.